Delisting Determination,The Nasdaq Stock Market, LLC,
January 25, 2017, CardConnect Corp. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of CardConnect Corp.
(the Company), effective at the opening of the trading session on February 6, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2 and 5550(a)(3).
The Company was notified of the Staffs determination on November 2, 2016. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
January 6, 2017, granting the Company continued listing for the common stock, but not for the warrant.
On January 6, 2017, the Panel issued a final delisting determination and notified the Company that trading in the Companys warrant would be suspended on January 6, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the warrant became final on January 6, 2017.